Filed by National Commerce Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: FirstAtlantic Financial Holdings, Inc.

Commission File No.: 333-220855

** IMPORTANT INFORMATION – PLEASE RESPOND AS SOON AS POSSIBLE **

To:	Shareholders of FirstAtlantic Financial Holdings, Inc.

Subject:	Election Form for the Proposed Merger of FirstAtlantic Financial Holdings, Inc. with and into National Commerce Corporation

Date:	November 10, 2017

As a shareholder of FirstAtlantic Financial Holdings, Inc. (“FFHI”), you should have recently received a proxy statement-prospectus, dated November 3, 2017 (the “Proxy Statement-Prospectus”), describing the proposed merger of FFHI with and into National Commerce Corporation (“NCC”) and soliciting your approval of the merger at a special meeting of FFHI shareholders to be held on December 14, 2017. In connection with the merger, you may elect to receive cash, shares of NCC common stock, or a combination of cash and shares of NCC common stock in exchange for your shares of FFHI common stock, as described in the Proxy Statement-Prospectus. All elections to receive cash or shares of NCC common stock are subject to the conditions, limitations and proration procedures described in the Proxy Statement-Prospectus and set forth in the merger agreement signed by NCC and FFHI. The merger is expected to occur on or about January 1, 2018, although it is subject to the satisfaction of several conditions, including the approval of the merger by FFHI shareholders. A complete description of the merger is included in the Proxy Statement-Prospectus.

Enclosed is an Election Form (the “Election Form”) that you must complete, sign and return to NCC’s transfer agent, Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), in order to make an election to receive cash or shares of NCC common stock for some or all of your shares of FFHI common stock. The Election Form includes instructions for properly making an election to receive a particular form of consideration and briefly summarizes the proration procedures that could apply to your election. In order to be effective, the Election Form must be received by Broadridge no later than 5:00 p.m., Eastern Time, on December 13, 2017 (the “Election Deadline”). Please follow the instructions provided in the Election Form carefully. If a properly completed and signed Election Form is not received in its entirety by Broadridge prior to the Election Deadline, you will be deemed to have made no election and will be subject to the default allocation and proration procedures described in the merger agreement.

PLEASE DO NOT SEND YOUR FFHI STOCK CERTIFICATES TO FFHI, NCC OR BROADRIDGE AT THIS TIME. Shortly after completion of the merger, you will receive instructions from Broadridge as to how to exchange your FFHI stock certificates for the merger consideration. If you have any questions regarding the Election Form, please contact Broadridge using the contact information provided in the Election Form.

Additional Information:

NCC has filed a registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) to register the maximum number of shares of NCC common stock issuable to FFHI’s shareholders in connection with the merger. The registration statement includes the Proxy Statement-Prospectus regarding the merger, which was mailed to FFHI shareholders on or about November 3, 2017. YOU ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT-PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT-PROSPECTUS), BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. You may obtain free copies of these documents and other documents filed with the SEC on the SEC’s website at http://www.sec.gov. You may also obtain free copies of the documents filed by NCC with the SEC from NCC by contacting Lowell Womack at (205) 313-8100.

ATTENTION

YOU SHOULD COMPLETE AND RETURN THIS ELECTION FORM (THIS “ELECTION FORM”) IF YOU WISH TO MAKE AN ELECTION REGARDING THE FORM OF CONSIDERATION THAT YOU WILL RECEIVE IF THE PROPOSED MERGER OF FIRSTATLANTIC FINANCIAL HOLDINGS, INC. (“FFHI”) WITH AND INTO NATIONAL COMMERCE CORPORATION (“NCC”) IS COMPLETED.

TO BE EFFECTIVE, THIS ENTIRE ELECTION FORM MUST BE RECEIVED BY NCC’S EXCHANGE AGENT, BROADRIDGE CORPORATE ISSUER SOLUTIONS, INC., NO LATER THAN 5:00 P.M., EASTERN TIME, ON DECEMBER 13, 2017 (THE “ELECTION DEADLINE”). IF THE MERGER IS COMPLETED, EACH SHARE OF FFHI COMMON STOCK FOR WHICH YOU DO NOT MAKE A VALID ELECTION WILL BE SUBJECT TO THE DEFAULT PRORATION PROCEDURES DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS AND THE MERGER AGREEMENT (EACH DEFINED BELOW).

AT THE EFFECTIVE TIME OF THE MERGER, ALL OUTSTANDING SHARES OF RESTRICTED STOCK ISSUED BY FFHI WILL IMMEDIATELY VEST AND BE TREATED LIKE ANY OTHER OUTSTANDING SHARES OF FFHI COMMON STOCK. ACCORDINGLY, EACH REFERENCE TO COMMON STOCK IN THIS FORM SHOULD BE INTERPRETED TO INCLUDE OUTSTANDING SHARES OF FFHI RESTRICTED STOCK.

ELECTION FORM

SHARES OF COMMON STOCK

OF

FIRSTATLANTIC FINANCIAL HOLDINGS, INC.

PLEASE READ AND FOLLOW CAREFULLY THE

ACCOMPANYING INSTRUCTIONS

This Election Form is to be used in connection with the proposed merger of FirstAtlantic Financial Holdings, Inc. (“FFHI”) with and into National Commerce Corporation (“NCC”), in accordance with the terms of the Agreement and Plan of Merger, dated as of August 16, 2017 (the “Merger Agreement”), by and between FFHI and NCC. A copy of the Merger Agreement is included as Appendix A to the proxy statement-prospectus, dated November 3, 2017 (the “Proxy Statement-Prospectus”), which was previously provided to you.

Descriptions of the consideration to be paid in the merger and the related allocation and proration procedures are included in the Merger Agreement and in the Proxy Statement-Prospectus under the heading “THE MERGER AGREEMENT – Election Procedures; Surrender of FFHI Stock Certificates” and “THE MERGER AGREEMENT – Proration Procedures” beginning on pages 44 and 45 of the Proxy Statement-Prospectus, respectively.

In summary, the Merger Agreement provides that, if you are a shareholder of FFHI, you may elect to receive either $17.25 in cash, without interest, or 0.44 shares of NCC common stock for each share of FFHI common stock that you own, subject to certain conditions, adjustments and limitations. Any shares of restricted stock issued by FFHI that you hold will automatically vest at the effective time of the merger. As a result, you are entitled to make an election now with respect to each of your shares of restricted stock to the same extent as if such shares were currently unrestricted shares of FFHI common stock.

NCC’s common stock is traded on the Nasdaq Global Select Market under the symbol “NCOM.” As of November 3, 2017, the latest trading day practicable before this Election Form was finalized, the closing price of NCC common stock was $40.90 per share. Based on that price, the value of NCC common stock into which each share of FFHI common stock would be converted is approximately $18.00 (calculated by multiplying the exchange ratio of 0.44 by the closing price of NCC common stock on November 3, 2017). The market price of NCC common stock will fluctuate between the date of this Election Form and the Election Deadline, between the Election Deadline and the closing of the merger, and between the closing of the merger and the date on which you receive any shares of NCC common stock. Therefore, there is no assurance as to whether the value of receiving cash in exchange for your shares of FFHI common stock will exceed or be less than the value of receiving NCC common stock for your shares of FFHI common stock on the date that you receive your merger consideration. For more information on the risks of owning NCC common stock and the future events that may impact the value of NCC common stock, please see the Proxy Statement-Prospectus.

The Merger Agreement provides that the total number of shares of FFHI common stock with respect to which a cash election may be made will be equal to, as nearly as practicable, 646,293 shares (the “cash election shares”), with the aggregate cash consideration to be paid with respect to the cash election shares being equal to, as nearly as practicable, $11,148,555 (the “total cash amount”). If the total number of shares of FFHI common stock with respect to which a cash election is made exceeds this initial limitation, then NCC may, at its option, increase the cash election shares up to the amount actually elected, subject to an adjusted maximum of 861,293 shares, representing $14,857,305 in cash. Elections by shareholders of FFHI to receive a particular form of consideration, whether cash or shares of NCC common stock, will be prorated as necessary to cause the total amount of cash payable by NCC in the merger to equal, as nearly as practicable, the total cash amount.

If the aggregate amount of cash elections made by all holders of FFHI common stock exceeds the total cash amount, then (i) each share of FFHI common stock for which a stock election, no election or an invalid cash election is made will convert into NCC common stock; (ii) the number of shares of FFHI common stock with respect to which a shareholder has submitted a valid cash election will be automatically reduced to the number of shares equal to the product of (A) the total number of such shareholder’s cash election shares and (B) a fraction, the numerator of which is the total number of shares of FFHI common stock with respect to which cash may be paid (646,293, but subject to increase), and the denominator of which is the aggregate number of cash election shares designated by FFHI shareholders in all valid cash elections; (iii) each cash election share remaining after the foregoing adjustment will be converted into the right to receive the per-share cash consideration; and (iv) each share of FFHI common stock that would have been a cash election share but for the foregoing adjustment will automatically be deemed to be a stock election share, and the holder will receive shares of NCC common stock at the exchange ratio with respect to such shares. As noted above, NCC has the option, but not the obligation, to increase the number of cash election shares up to a maximum of 861,293 shares. If NCC exercises this option, then the foregoing calculation will be adjusted accordingly.

If the aggregate amount of all cash elections is less than the total cash amount, then (i) any shares with respect to which a valid election has been made to receive cash will be converted into a right to receive the per-share cash consideration; (ii) shares of FFHI common stock with respect to which an election to receive NCC common stock is deemed to have been made as a result of a failure by the holders thereof to submit an effective, properly completed Election Form by the Election Deadline will be converted into a right to receive the per-share cash consideration through an equitable proration process to be agreed upon by NCC and FFHI prior to the effective time of the merger; (iii) if, after the conversion of all such shares, the amount of cash deemed elected by FFHI shareholders is still less than the total cash amount, then shares of FFHI common stock with respect to which a valid election has been made to receive NCC common stock will be converted through an equitable proration process to be agreed upon by NCC and FFHI into the right to receive the per-share cash consideration in a number necessary to cause the aggregate amount of cash payable to equal, as closely as practicable, the total cash amount; and (iv) each share of FFHI common stock with respect to which an election to receive NCC common stock has been made (or is deemed to have been made) that is not modified pursuant to the proration procedures described above will be converted into a right to receive NCC common stock in accordance with the exchange ratio and the other terms and conditions set forth in the Merger Agreement.

No guarantee can be made that you will receive the amount of cash or number of shares of NCC common stock that you elect to receive in the merger. As a result of the proration procedures and other limitations summarized above and outlined in further detail in the Proxy Statement-Prospectus and the Merger Agreement, you may receive NCC common stock or cash in amounts that vary from the amounts that you elect to receive.

If you wish to make an election with respect to any or all of your shares of FFHI common stock in connection with the merger of FFHI with and into NCC, you must (i) select an election option on page 6, (ii) complete and sign this Election Form in the spaces provided on page 7 and (iii) mail or deliver the completed Election Form to NCC’s exchange agent, Broadridge Corporate Issuer Solutions, Inc. (“Broadridge”), at the following address:

By hand or overnight courier: Broadridge Corporate Issuer Solutions, Inc. Attn: BCIS IWS 51 Mercedes Way Edgewood, NY 11717	By regular mail: Broadridge Corporate Issuer Solutions, Inc. Attn: Reorganization Department P.O. Box 1317 Brentwood, NY 11717

ADDITIONAL INFORMATION AND INSTRUCTIONS

1.      Making an Election. For an election to be validly made, Broadridge must receive this entire Election Form prior to the Election Deadline, properly completed and executed, at one of the addresses set forth above. Any holder of FFHI common stock whose Election Form is not so received will be deemed to have made no election. The method of delivery of this Election Form is at the option and risk of the sender. In order to properly complete this Election Form, you must (a) select the applicable option on page 6, (b) provide all of the information called for on page 7 with respect to each share certificate that you hold, if applicable, and (c) sign and complete page 7.

2.      Signatures on Election Form. If this Election Form is signed by a registered holder of FFHI common stock, the signature must correspond exactly with the name written on the face of the certificate(s) representing such shares, if applicable, or with the name reflected on FFHI’s shareholder record or your account with your bank, broker or other nominee, in any case without alteration, enlargement or any change whatsoever. If the shares subject to this election are owned by two (2) or more joint owners, all such owners must sign this Election Form. If any shares are registered in different names, it will be necessary to complete, sign and submit as many separate Election Forms as there are different registrations of such shares. If this Election Form is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, such person must so indicate when signing, must give his, her or its full title in such capacity, and must provide evidence satisfactory to Broadridge of his, her or its authority to so act.

3.      Election for Less than All Shares. In the event that you make an election for less than all of your shares of FFHI common stock, then the shares of FFHI common stock with respect to which no election is made will, upon completion of the merger, be subject to the default proration procedures summarized above and described in further detail in the Proxy Statement-Prospectus and the Merger Agreement.

4.      Validity of Elections. NCC and FFHI reserve the right to determine that an election is invalid if: (a) the undersigned fails to follow the instructions on this Election Form or otherwise fails to properly make an election, (b) a completed Election Form is not received by Broadridge by the Election Deadline, or (c) the entire Election Form is not returned to Broadridge. All questions as to the validity, form and eligibility of any election will be determined by Broadridge after consultation with NCC and FFHI, and such determination will be final and binding. None of NCC, FFHI or Broadridge is under any obligation to provide notification of any defects in any election. All elections will be considered in accordance with the terms and conditions of the Merger Agreement. If there is any inconsistency or conflict between this Election Form and the Merger Agreement, the Merger Agreement will control in all cases.

5.    Revocation of Election. You may revoke your election at any time prior to the Election Deadline by submitting written notice of your revocation to Broadridge, if you are a record holder of FFHI shares, or by informing your bank, broker or other nominee of your desire to revoke your election, if you hold your shares in “street name.”

6.     Impact of Transfer on Election. If you are a record holder of FFHI common stock and transfer your shares before the merger, any election that you have previously made with respect to the transferred shares will be revoked. If you hold your shares in “street name,” you must instruct your bank, broker or other nominee to revoke any election that you have made before you may transfer any shares of FFHI common stock. If the transfer occurs before the Election Deadline, the transferee of your shares may make a new election by requesting an Election Form from Broadridge and following the instructions. However, if the transferee does not make a new valid election before the Election Deadline, or if the transfer occurs after the Election Deadline, the transferred shares will be subject to the default allocation procedures set forth in the Merger Agreement.

7.    Tax Consequences. The tax consequences to a holder of FFHI common stock as a result of receiving cash in the merger are different from the tax consequences of receiving NCC common stock. For more information, see “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 40 in the Proxy Statement-Prospectus. Holders of FFHI common stock should consult their own tax advisors to determine the tax consequences of the merger to such holders, including tax reporting requirements and tax consequences under state, local and foreign law.

8.     Stock Transfer Taxes. If any transfer or other taxes become payable by reason of the payment of the merger consideration in any name other than that of the registered holder, the transferee must pay such tax to Broadridge or must establish to the satisfaction of Broadridge that such tax has been paid or is not applicable.

9.     Voting Rights and Dividends. Holders of FFHI common stock will continue to have the right to vote and to receive all dividends paid on all shares of FFHI common stock until the merger becomes effective.

10.      Information and Additional Copies. Information and additional copies of this Election Form may be obtained from Broadridge by writing to one of the addresses set forth above.

11.     Non-Consummation of Merger. Consummation of the merger is subject to the approval of the FFHI shareholders and the satisfaction of certain other conditions. No payment of the merger consideration will be made prior to the consummation of the merger, and no payment of the merger consideration will be made if the Merger Agreement is terminated. If the Merger Agreement is terminated, any election made on this Election Form will be void and of no effect.

12.     No Interest Payable. No interest will accrue or be payable on the merger consideration, including the cash consideration.

13.     Transmittal Procedures. Once the merger is completed, Broadridge will send transmittal materials to all registered holders of FFHI common stock. The transmittal materials will provide instructions regarding the submission of your FFHI stock certificates, if applicable, and the issuance of the cash consideration and/or shares of NCC common stock in exchange therefor. Broadridge will not issue any merger consideration to you until you have delivered to Broadridge certificates representing all of your shares of FFHI common stock, if applicable, and any additional documents that Broadridge may require. PLEASE DO NOT SUBMIT ANY OF YOUR STOCK CERTIFICATES, IF APPLICABLE, TO NCC, FFHI OR BROADRIDGE UNTIL YOU RECEIVE THE TRANSMITTAL LETTER AFTER THE MERGER HAS BEEN COMPLETED.

COMPLETING AND RETURNING THIS ELECTION FORM DOES NOT HAVE THE EFFECT OF CASTING A VOTE WITH RESPECT TO THE APPROVAL OF THE MERGER AGREEMENT AND THE RELATED TRANSACTIONS AT THE SPECIAL MEETING OF FFHI SHAREHOLDERS, NOR DOES IT SATISFY ANY OF THE REQUIREMENTS FOR THE ASSERTION OF DISSENTERS’ RIGHTS, AS DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS. YOUR VOTE IS IMPORTANT, AND WE ENCOURAGE YOU TO SUBMIT YOUR PROXY AS SOON AS POSSIBLE.

TO BE EFFECTIVE, THIS ENTIRE ELECTION FORM MUST BE RECEIVED BY BROADRIDGE NO LATER THAN 5:00 P.M., EASTERN TIME, ON DECEMBER 13, 2017, THE ELECTION DEADLINE. IF THE MERGER IS COMPLETED, EACH SHARE OF FFHI COMMON STOCK FOR WHICH YOU DO NOT MAKE A VALID ELECTION WILL BE SUBJECT TO THE DEFAULT PRORATION PROCEDURES DESCRIBED IN THE PROXY STATEMENT-PROSPECTUS AND THE MERGER AGREEMENT.

ELECTION

The undersigned elects to have the specified number of the undersigned’s shares of FFHI common stock converted at the effective time of the merger into cash or shares of NCC common stock, as indicated herein. It is understood that the election is subject to the terms, conditions and limitations, including, without limitation, the proration procedures, described in the Merger Agreement and the Proxy Statement-Prospectus.

____ELECTION TO RECEIVE ALL CASH

The undersigned elects to receive cash for all of his, her or its shares of FFHI common stock. All such shares are identified on the next page and equal the number of “Total Shares.”

____ELECTION TO RECEIVE ALL STOCK

The undersigned elects to receive shares of NCC common stock for all of his, her or its shares of FFHI common stock. All such shares are identified on the next page and equal the number of “Total Shares.”

____ ELECTION TO RECEIVE CASH AND STOCK

The undersigned elects to receive cash for ____________ shares of his, her or its FFHI common stock and shares of NCC common stock for ____________ shares of his, her or its FFHI common stock.

Check only one item on the left. If you wish to make an election to receive cash with respect to a portion of your FFHI shares and NCC common stock for the remainder, you must indicate the form of consideration that you elect with respect to each such portion in the third option. In no event may the total number of shares entered in the third option exceed the number of shares entered as the Total Shares on the next page. Because the aggregate number of shares of FFHI common stock with respect to which NCC will pay stock and cash in the merger has been fixed (subject to NCC’s option to increase the amount of cash payable up to a specified amount), there is no guarantee that you will receive the form of consideration that you elect, even if you make a proper election. The effects on the proration procedures when the aggregate elections to receive a form of consideration exceed the total amount to be paid or issued under the Merger Agreement are summarized above and described in greater detail in the Proxy Statement-Prospectus and the Merger Agreement.

☐ Check here if the number of shares with respect to which an election has been made above is less than the number of shares identified on the next page as “Total Shares.”

DESCRIPTION OF SHARES OF FFHI COMMON STOCK

Name of Registered Holder	Certificate Number (if applicable)	No. of Shares Represented by Certificate
______________________________________	__________	__________
______________________________________	__________	__________
______________________________________	__________	__________
______________________________________	__________	__________
	Total Shares	__________

PLEASE LIST ALL OF YOUR SHARES OF FFHI COMMON STOCK, EVEN IF YOU ARE MAKING AN ELECTION

WITH RESPECT TO FEWER THAN ALL OF YOUR SHARES OF FFHI COMMON STOCK.

PLEASE DO NOT SEND YOUR STOCK CERTIFICATES WITH THIS ELECTION FORM.

SIGNATURES

This form must be signed by the registered holder(s) exactly as name(s) appear(s) on such holder’s FFHI stock certificate(s), if applicable, or in the shareholder records of FFHI. If signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or others acting in a fiduciary or representative capacity, the capacity of the person should be indicated. (See Instruction 2.) Attach additional pages if necessary.

	Registered Holder 1	Registered Holder 2 (if applicable)
Name: (Please print)
Signature:
Date:
Capacity / Title: (if applicable)
Address:

Phone Number: